Exhibit 99.3

BAJA MINING CORP.
(THE “COMPANY”)

ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS
OF THE COMPANY (THE “MEETING”)
HELD ON THURSDAY, JUNE 21, 2012
IN VANCOUVER, BRITISH COLUMBIA

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon, and the outcome of voting, at the Meeting are as follows:

1.	Number of Directors

A resolution setting the number of directors at six was passed by the Company’s shareholders.

2.	Election of Directors

The six nominees set forth in the Management Information Circular of the Company dated May 18, 2012 were elected as directors of the Company.

3.	Appointment of Auditor

The appointment of PricewaterhouseCoopers LLP as the auditor of the Company for 2012 and the authorization of the directors of the Company to fix the auditor’s remuneration was approved by the Company’s shareholders.

4.	Amendment to Shareholder Rights Plan

An ordinary resolution authorizing amendments to the Company’s Shareholder Rights Plan to permit the Company to undertake security issuances for a period of six months following the AGM without triggering the application of the Shareholder Rights Plan (the “SRP Amendment Resolution”) was approved by an affirmative vote of 114,469,325 shares of Company (“Shares”), representing 74.12% of the Shares represented in person or by proxy and entitled to vote at the Meeting. There were 39,966,809 Shares voted against the SRP Amendment Resolution, representing 25.88% of the Shares represented in person or by proxy and entitled to vote at the Meeting.

5.	Amendment to Articles to Create Preferred Shares

A special resolution authorizing the alteration of the Company’s Notice of Articles and Articles to amend and increase the authorized share structure of the Company to authorize an unlimited number of a new class of Preferred Shares without par value, issuable in series, with special rights and restrictions applicable to the Preferred Shares which permit the directors to affix specific rights and restrictions to each series if, as and when issued (the “Preferred Share Resolution”) was approved by an affirmative vote of 124,356,178 shares of Company (“Shares”), representing 80.52% of the Shares represented in person or by proxy and entitled to vote at the Meeting. There were 30,079,956 Shares voted against the Preferred Share Resolution, representing 19.48% of the Shares represented in person or by proxy and entitled to vote at the Meeting.

BAJA MINING CORP.

By:	“Tom Ogryzlo”
Tom Ogryzlo
Interim Chief Executive Officer